SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement regarding the change in directorship dated August 26, 2004;
2.	Announcement regarding the interim results for the six months ended June 30, 2004 dated August 26, 2004; and
3.	Announcement regarding the continuing connected transactions dated August 27, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 6, 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

CHANGE IN DIRECTORSHIP

Reference is made to the announcement of PCCW Limited (the “Company”) dated June 30, 2004 relating to the resignation of Mr. Michael John Butcher (“Mr. Butcher”).

The Board of Directors (the "Board”) of the Company wishes to confirm that Mr. Butcher has resigned as an Executive Director of the Company with effect from August 26, 2004. As mentioned in the announcement referred to above, Mr. Butcher confirmed that there is no disagreement with the Board and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

The Board hereby extends its appreciation for Mr. Butcher’s efforts and contributions to the Company during the tenure of his office.

By Order of the Board
    Hubert Chak
Company Secretary

Hong Kong, August 26, 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman);
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen;
Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor;
Dr The Hon Li Kwok Po, David, GBS, JP;
Sir Roger Lobo, CBE, JP; Aman Mehta

Item 2

     INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED JUNE 30, 2004

The directors of PCCW Limited (“PCCW” or the “Company”) announce the unaudited consolidated results for the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2004. These interim financial statements have not been audited, but have been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standard 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants, by the Company’s independent auditors, PricewaterhouseCoopers.

  Consolidated revenue remained stable at HK$10,726 million (approximately US$1,375 million)
  Profit attributable to shareholders increased to HK$805 million (approximately US$103 million)
  Intend to declare an interim dividend of HK$ 0.055 per ordinary share payable in November 2004

HIGHLIGHTS OF INTERIM RESULTS

OVERVIEW

The consolidated revenue of the Group for the six months ended June 30, 2004 remained stable at HK$10,726 million (approximately US$1,375 million) compared to the six months ended June 30, 2003. While Group EBITDAa decreased to HK$3,178 million (approximately US$407 million) from HK$3,862 million (approximately US$495 million), profit attributable to shareholders increased to HK$805 million (approximately US$103 million) from HK$703 million (approximately US$90 million) over the same period last year.

The consolidated revenue reflected Bel-Air sales recognized during the period, continuing growth in broadband Internet access business and increased revenue from Unihub, the Group’s IT solutions business.

Competition in the Hong Kong telecommunications market continued to be fierce. Revenue from certain traditional telecommunications services was reduced primarily due to a reduction in the overall number of direct exchange lines in service operated by the Group, and the significant downward pricing pressure in the traditional local data and international telecommunications markets.

During the first six months in 2004, PCCW continued to revitalize its core business by enhancing the content and functionalities of now Broadband TV and New Generation Fixed Line (“NGFL”) services launched in the previous year. After introducing HBO and Disney early this year, now Broadband TV further enriched its content by bringing ESPN, Star Sports and ATV 24-Hour News exclusively to its viewers. NGFL, on the other hand, was aimed to increase customer loyalty and stimulate usage by introducing new applications and additional infotainment services. As at June 30, 2004, 316,000 customers have signed up for the pay-TV service while 849,000 NGFL lines were subscribed.

On the regulatory front, PCCW has over the past period been successful in litigating against the Office of the Telecommunications Authority (“OFTA”) both in court as well as in the Competition Board. In parallel, the consultation exercise conducted by the OFTA on Type II interconnection, a policy introduced in 1995 with the aim of encouraging network investment by new entrant network operators, ended in July 2004 with the Executive Council decision that mandatory last mile interconnections by second network operators should be phased out by June 30, 2008. It is, however, too early to determine how the Group’s results would be influenced by these regulatory developments.

Following the successful sales of the first two phases of Bel-Air last year, pre-sales of the third phase continued to ride on the recovery of the Hong Kong property market in the first half this year. Up to the end of June 2004, total sales proceeds generated were more than sufficient to fund the remaining construction costs for the Cyberport project. In August 2004, the first portion of the surplus proceeds, totaling HK$2,595 million was allocated between The Government of the Hong Kong Special Administrative Region (the “Government”) and PCCW in an approximately 64.5 percent and 35.5 percent share or HK$1,675 million and HK$920 million respectively.

In March this year, the Company announced a plan to transfer its interests in certain investment properties, including PCCW Tower in Hong Kong and Pacific Century Place in Beijing, the Cyberport project and related property and facilities management companies to a listed company which subsequently became a subsidiary of PCCW. The new subsidiary was also granted the right of first refusal to jointly redevelop with PCCW the telephone exchanges in Hong Kong, subject to the Government’s approval. Management believed that the transaction would unlock the value of the Group’s property portfolio, provide a separate platform to pursue new property development projects and create additional value for PCCW’s shareholders. The new subsidiary was subsequently renamed Pacific Century Premium Developments Limited.

After the complete write-off of the investment in Reach Ltd. (“Reach”) in the past financial year, PCCW and Telstra Corporation Limited (“Telstra”) agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the amended US$1,500 million syndicated term loan facility (the “Reach Term Facility”) to Reach Finance Limited (“RFL”), a wholly-owned subsidiary of Reach, at a deep discount of 74 percent or approximately US$311 million (approximately HK$2,425 million). Management believed that the restructuring plan was in line with other such agreements in the undersea cable sector and reflected the difficult economic reality of the industry. The arrangement strengthened Reach’s financial position by reducing the cash flow burden of interest paid to the banking syndicate. Reach’s business continuity would also be more secure thereby allowing it to continue to focus on improving efficiency and competitiveness.

In order to exert its technological advantage, the Group acquired the Public Fixed Wireless Access Licenses in the United Kingdom (“U.K.”) at a relatively low cost of approximately HK$98 million in the past year. In May 2004, the Group soft launched a high-speed wireless broadband service in the Thames Valley to the west of London. Initial results are encouraging and the self-installed, plug-and-play service has been well received by local customers.

At the last year-end results announcement in March 2004, management stated that it was in the process of addressing certain technical matters in order to put the Company in a position to pay dividends in the future. To achieve this objective, a group reorganization and capital reduction process was effected in March and April 2004 respectively. The special resolution was duly passed at an extraordinary general meeting of shareholders held in May 2004 and the capital reduction was sanctioned by the High Court on August 3, 2004. As referred to in the Company’s announcement made on that date, an amount of HK$152,932,345,321 of the credit arising from the capital reduction has been applied to write off the accumulated losses of HK$152,932,345,321 of the Company as at June 30, 2004, while the balance of HK$20,532,270,594 of that credit has been transferred to a special capital reserve created by the Company. The special capital reserve is permitted to be used, amongst other things, to eliminate any losses incurred by the Company after June 30, 2004. This represented the completion of a key necessary technical formality that now puts the Company in a position to pay dividends.

In the absence of unforeseen circumstances, the directors intend to declare an interim dividend in an amount of approximately HK$0.055 per ordinary share or an aggregate amount of approximately HK$295 million, which it is intended will be payable on a record date falling on or around the end of November 2004, to shareholders on the register of members on the record date. The proposed dividend will be distributed and funded from existing profits made on or prior to June 30, 2004 which are currently retained in certain of the Company’s subsidiaries and which have been reflected in the consolidated interim accounts of the Company made up to that date. In order to formally declare the proposed dividend in compliance with the Companies Ordinance, the Company will prepare unconsolidated accounts of PCCW Limited for the nine months ended September 30, 2004 which will reflect the elimination of accumulated losses against the special capital reserve prior to the up streaming of existing retained earnings from the Company’s subsidiaries, to fund the proposed dividend. Those unconsolidated accounts will be publicly announced by the Company at the time that the dividend is declared. In forming this intention, the directors have carefully reviewed the financial position of the Group and have taken into account, amongst other things, the amount of existing profits made on or prior to June 30, 2004 retained by the Company’s subsidiaries from which the proposed dividend will be distributed and funded and the availability of the special capital reserve to eliminate any losses that may be incurred by the Company after June 30, 2004.

FINANCIAL HIGHLIGHTS OF BUSINESS UNITS

For the six months ended	Jun 30, 2004	Jun 30, 2003	Dec 31, 2003	Better/ (Worse)
HK$ million				y-o-y
Revenue
TSS	7,496	8,386	8,186	(11)%
Business eSolutions[1]	1,312	1,141	1,185	15%
Infrastructure	2,321	1,697	2,903	37%
Infrastructure (ex. Bel-Air)	225	250	239	(10)%
Bel-Air	2,096	1,447	2,664	45%
Others	194	165	261	18%
Elimination	(597)	(663)	(711)	10%

Total Revenue	10,726	10,726	11,824	0%

EBITDA
TSS	3,294	4,276	4,015	(23)%
Business eSolutions[1]	72	80	(35)	(10)%
Infrastructure	358	143	118	150%
Infrastructure (ex. Bel-Air)	145	142	108	2%
Bel-Air	213	1	10	>500%
Others	(546)	(637)	(588)	14%

Total EBITDA	3,178	3,862	3,510	(18)%

Group EBITDA Margin	30%	36%	30%

Depreciation and amortization	(1,260)	(1,432)	(1,456)	12%
Gain/(Loss) on disposal of fixed
assets	75	(72)	(73)	N/A

Operating profit before net gains
on investments, provisions for
impairment losses and
restructuring costs	1,993	2,358	1,981	(15)%

Note 1: Business eSolutions includes IT business provisioned under Unihub.

REVENUE
Telecommunications Services (“TSS”)

TSS revenue for the six months ended June 30, 2004 was HK$7,496 million compared with HK$8,386 million for the same period in 2003. The decrease was mainly due to a reduction in PCCW’s fixed-line market share resulting from increasing market competition and significant pricing pressure in the traditional local data and international telecommunications markets. The revenue decline was partially offset by revenue growth from broadband Internet access services.

TSS Revenue Analysis

For the six months ended	Jun 30, 2004	Jun 30, 2003	Dec 31, 2003	Better/ (Worse)
HK$ million				y-o-y

Local Telephony Services	2,686	3,071	2,953	(13)%
Local Data Services	2,164	2,234	2,162	(3)%
International Telecommunications
Services	1,176	1,536	1,434	(23)%
Other Services	1,470	1,545	1,637	(5)%

Total TSS Revenue	7,496	8,386	8,186	(11)%

EBITDA	3,294	4,276	4,015	(23)%

EBITDA Margin	44%	51%	49%

Local Telephony Services. Revenue from local telephony services for the six months ended June 30, 2004 decreased 13 percent to HK$2,686 million compared to HK$3,071 million for the same period in 2003. This primarily reflected a reduction in the overall number of direct exchange lines in service operated by the Group. Certain interconnection fees were lower due to a rate reduction as determined by OFTA in October 2003. The decline in the number of exchange lines in service operated by the Group was due to competition from other fixed-line operators and substitution by broadband access lines and wireless telecommunications services.

After the Group launched NGFL services in July 2003, new applications and additional infotainment services were introduced to stimulate usage and increase customer loyalty. As at June 30, 2004, 849,000 NGFL lines were subscribed and monthly average net line loss continued to stabilize.

According to industry statistics provided by OFTA and the Group’s estimate, the overall fixed-line telecommunications market contracted by approximately 1.0 percent during the first six months of 2004 compared to 0.8 percent for the same period in 2003. As at June 30,

2004, the Group had approximately 1,487,000 residential lines and 1,175,000 business lines in service compared with 1,543,000 residential lines and 1,236,000 business lines in service at the end of December 2003. Based on OFTA’s industry statistics and the Group’s estimates, the Group had nearly 70.4 percent total market share, 70.3 percent in the residential sector and 70.7 percent in the business sector at the end of June 2004; compared to approximately 73 percent in both the residential and business sectors at the end of 2003.

Local Data Services. Local data services revenue for the six months ended June 30, 2004 decreased slightly by 3 percent to HK$2,164 million compared to HK$2,234 million for the same period in 2003. Revenue from the provision of local area and wide area (LAN and WAN) corporate networks, high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers (“ISP”) declined as a result of intense pricing pressure. The decline in revenue was partially offset by an increase in revenue from broadband Internet access services.

Demand for broadband Internet access services continued to be strong during the period. The total number of broadband access lines (inclusive of wholesale to other ISP operators) rose to 753,000 as at June 30, 2004 from 703,000 at the end of 2003 while consumer broadband Internet access customers of NETVIGATOR, the market leading Internet access brand, grew to 558,000 from 517,000 at the end of 2003.

The Group continued to enrich its now Broadband TV content in order to maintain its growth momentum and lift revenue per customer. Since the launch in September 2003, now Broadband TV has attracted 316,000 customers up to June 30, 2004. The a-la-carte pay-TV service now offers 43 video channels and 15 digital music channels, ranging from leading sports content to general entertainment, international news, premium Hollywood movies and world-class documentaries. In July 2004, the Group won the exclusive rights to broadcast ESPN and Star Sports. Further in August 2004, an agreement was signed with Asia Television Limited (“ATV”), a Hong Kong broadcaster, to bring an exclusive 24-hour Cantonese-language news channel to viewers.

International Telecommunications Services. International telecommunications services revenue for the six months ended June 30, 2004 decreased 23 percent to HK$1,176 million from HK$1,536 million for the same period in 2003. The international telecommunications markets continued to be competitive, driving down retail prices while boosting traffic volume.

Despite the saturation in the International Direct Dial (“IDD”) market and fierce pricing competition, the Group was able to maintain its market share and increase retail outgoing IDD minutes through customer stimulation and win-back programs. Sale of International Private Leased Circuit (“IPLC”) bandwidth increased significantly although unit prices of IPLC and other managed data products were lower, in line with the general market trend.

In March 2004, the Group took a further step to build a stronger foothold in mainland China. China Telecom Group Shanghai Telecommunications Corporation and an indirectly wholly-owned subsidiary of PCCW allied to offer a premium business data-carrying service between Hong Kong and Shanghai, complete with a unique one-stop-shop service offering 100 percent Service-Level Commitment.

Other Services. Other services revenue for the six months ended June 30, 2004 decreased 5 percent to HK$1,470 million from HK$1,545 million for the same period in 2003. This was mainly due to a decline in customer premise equipment (“CPE”) sales revenue, but was partially offset by an increase in technical consultancy and network operation outsourcing services revenue.

Business eSolutions (including Unihub)

Business eSolutions revenue for the six months ended June 30, 2004 increased 15 percent to HK$1,312 million from HK$1,141 million for the same period in 2003. This was mainly due to more significant revenue contribution from Unihub, the Group’s IT business, including Unihub China Information Technology Company Limited, the Group’s subsidiary co-owned with China Telecommunications Corporation established in 2003.

The Group continued to maintain its leading market position in business broadband by enhancing value-added services such as additional security features. While the number of business broadband Internet access customers inclusive of leased lines grew to 67,700 as at June 30, 2004 from 62,800 at the end of 2003, the revenue declined slightly due to the shift in the customer mix towards small and medium enterprises. Revenue contributed by directories businesses remained steady.

Infrastructure

Infrastructure revenue increased to HK$2,321 million for the six months ended June 30, 2004 compared to HK$1,697 million for the same period in 2003.

The residential portion of the Cyberport project, known as Bel-Air, achieved impressive sales performance. Up to June 30, 2004, more than 1,440 Bel-Air apartments have been sold, generating approximately HK$13,410 million in pre-sales proceeds. The Group recognized HK$2,096 million revenue for the six months ended June 30, 2004 compared to HK$1,447 million for the same period in 2003, on the basis of percentage of completion, in accordance with industry practice.

The commercial portion of the Cyberport project was officially completed on June 28, 2004 and has already won a crop of accolades. These include a Merit Award of Excellence from the American Institute of Architects, as well as the internationally-acclaimed Intelligent Building of the Year Award presented in New York City by the Intelligent Community Forum, which is part of the World Teleport Association.

On May 10, 2004, certain property interests previously held by the Group were transferred to Dong Fang Gas Holdings Limited (“DFG”), which was subsequently renamed Pacific Century Premium Developments Limited (“PCPD”). As at June 30, 2004, the Group held 79.99 percent of interest in PCPD. The interests transferred included PCCW Tower, the Group’s headquarters in Hong Kong; Pacific Century Place in Beijing; the Cyberport project and related property and facilities management companies. PCPD was also granted the right of first refusal to jointly redevelop with PCCW the telephone exchanges in Hong Kong, subject to the Government’s approval.

Others and Elimination

Other revenue of HK$194 million (2003: HK$165 million) includes revenue from the Group’s businesses in Taiwan, Japan, and Internet Services. The Group continued to rationalize and divest certain non-performing businesses during the period.

Elimination of HK$597 million (2003: HK$663 million) predominantly relates to internal charges for communications services consumed, IT support and computer system network charges, customer support services and rental between the Group’s business units.

COSTS OF SALES AND SERVICES

Total costs of sales and services for the six months ended June 30, 2004 were HK$4,536 million, compared to HK$3,675 million for the same period in 2003. Certain construction and establishment costs of the Cyberport project previously capitalized were recognized as cost of sales during the period. As a result, gross margin for the Group decreased to 58 percent from 66 percent. Excluding the Cyberport project, gross margin decreased to 68 percent from 76 percent. This was mainly attributable to the decrease in TSS gross margin.

TSS costs of sales and services increased to HK$2,006 million for the six months ended June 30, 2004 from HK$1,859 million for the same period in 2003 while its gross margin declined to 73 percent from 78 percent. In response to the increasingly competitive telecommunications market, the Group continued to introduce new value-added services to stabilize its core revenue. This change in business mix, inevitably, created a downward pressure on the margins.

OPERATING COSTS

Operating costs before depreciation and amortization decreased 6 percent to HK$3,012 million for the six months ended June 30, 2004 from HK$3,189 million for the same period in 2003. Operating costs for TSS also decreased to HK$2,196 million from HK$2,251 million which was primarily a result of various strategic realignment plans and efficiency programs implemented in 2002 and 2003, and an increase in overall productivity level.

EBITDA

Group EBITDA was HK$3,178 million for the six months ended June 30, 2004, compared to HK$3,862 million for the same period in 2003. The decrease was primarily attributable to the softer EBITDA contribution from TSS, partially offset by more significant contribution from Bel-Air sales and a reduction in EBITDA loss from the Group’s business in Japan.

Group EBITDA margin decreased to 30 percent for the six months ended June 30, 2004 from 36 percent for the same period in 2003. This was primarily due to a lower TSS EBITDA margin as a result of the change in business mix. Certain customer acquisition costs in relation to the new products and services were also incurred in the first half of 2004.

REACH

Reach, a 50:50 venture with Telstra, generated HK$3,186 million (2003: HK$3,526 million) in revenue and HK$398 million (2003: HK$289 million) in EBITDA for the six months ended June 30, 2004. Despite maintaining as a leader in the Asian market and the primary wholesale international connectivity provider to both PCCW and Telstra, Reach’s results were affected by declining prices for international voice and data carriage. The increase in Internet volumes and bandwidth requirements was not sufficient to compensate for the price reduction. Along with the global market trend, the environment for Reach’s business is expected to remain challenging for a period of time. The focus will continue to be on improving efficiency and competitiveness, which include a suite of new IT systems platforms aimed at enhancing operational performance and customer satisfaction. During 2003, the Group performed an impairment assessment of its interests in Reach and wrote down its total investment to zero as at December 31, 2003. As a result, no equity loss pick up from Reach was required by the Group during the current period.

In June 2004, the Company and Telstra agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the Reach Term Facility for approximately US$311 million (approximately HK$2,425 million). The Company’s 50 percent share was approximately US$155.45 million (approximately HK$1,213 million). Both the Company and Telstra also agreed to provide Reach with a revolving working capital loan facility of US$50 million (approximately HK$390 million) in aggregate where each party would contribute up to US$25 million (approximately HK$195 million). At the end of June 2004, no draw down has been made under this facility.

FINANCIAL HIGHLIGHTS OF UNAUDITED CONSOLIDATED RESULTS

Net Gains on Investments

Net gains on investments of HK$256 million for the six months ended June 30, 2004 (2003: HK$403 million) primarily comprised a HK$252 million profit from placement of PCPD shares. Prior period gain mainly included a HK$418 million gain on termination and amendment of the terms of cross currency swap contracts.

Net Finance Costs

Net finance costs decreased to HK$995 million for the six months ended June 30, 2004 compared to HK$1,026 million for the same period in 2003. In light of the increased probability of interest rates increasing, the Group prudently managed its debt profile and the interest rate risk by moving over 60% of debt from floating to fixed rates. As at June 30, 2004, average cost of debt was approximately 6 percent while weighted average maturity was approximately 7 years. Net finance costs also included arrangement fees of approximately HK$98 million (2003: HK$69 million) incurred in respect of the bank loans and other long-term borrowings of the Group.

Share of Results of Jointly Controlled Companies and Associates

Share of profits of jointly controlled companies and associates was HK$4 million for the six months ended June 30, 2004 compared to a loss of HK$404 million for the same period in 2003. Prior period loss primarily comprised the Group’s 50 percent share of loss before tax from Reach while no equity loss pick up was required by the Group during the current period.

Taxation

Taxation was HK$425 million for the six months ended June 30, 2004 compared to HK$668 million for the same period in 2003. The 36 percent decrease was primarily due to the inclusion of adjustment of deferred tax provision for the six months ended June 30, 2003 as a result of the increase in the statutory tax rate from 16 percent to 17.5 percent. The statutory tax rate currently remains at 17.5 percent on the estimated assessable profits for the period.

Under the current tax system in Hong Kong, there is no group loss relief on Hong Kong and overseas operating losses. Furthermore, the Group’s financing costs, to the extent that they are attributable to the acquisition of PCCW-HKT Limited (“HKT”) and other companies, are not tax deductible. Excluding these factors, the Group has an effective tax rate which is approximately the statutory tax rate of 17.5 percent. Management will continue to review and minimize the overall tax costs, subject to the constraints of the existing Hong Kong tax rules.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2004, the Group had Net Cashc of HK$3,004 million, and gross long-term debt of HK$32,551 million compared to HK$5,375 million and HK$34,506 million, respectively, as at December 31, 2003. Net debtb as at June 30, 2004 was HK$29,547 million compared to HK$29,131 million as at December 31, 2003.

During the six months ended June 30, 2004, the Group prepaid total debt of approximately HK$4,983 million. As at June 30, 2004, a total of HK$2,800 million was drawn down from PCCW-HKT Telephone Limited (“HKTC”)’s revolving credit facilities for general corporate purposes.

Cash Flow

	For the six months ended
	Jun 30, 2004 HK$ million	Jun 30, 2003 HK$ million
Core operating cash flow:
Operating cash flow [1,2]	2,339	3,085
Less: Net interest paid	(566)	(429)
Tax paid	(1,178)	(1,324)
Capital expenditure	(690)	(364)
Investment in Cyberport project	–	(522)

Recurring operating cash flow	(95)	446
Non-recurring items	–	(538)

Core operating cash flow	(95)	(92)

Cumulative Bel-Air pre-sales proceeds[3]	13,410	3,643

Note 1:	Operating cash flow is net cash inflow from operating activities in the unaudited condensed consolidated cash flow statement plus investment in Cyberport project, non-recurring items, net interest related to operating activities and tax paid.

Note 2:	US$155.45 million used to buy back Reach’s debt in June 2004 and US$143 million capacity prepayment to Reach paid in April 2003 were treated as long-term asset and were excluded from operating cash flow.

Note 3:	Bel-Air pre-sales proceeds should be used to fund future construction and other project costs of the Cyberport project, as stipulated in the Project Agreement. Any surplus proceeds will be allocated between the Government and PCCW.

Recurring operating cash outflow for the six months ended June 30, 2004 was HK$95 million compared to HK$446 million cash inflow for the six months ended June 30, 2003. The decrease was in line with the decline in Group EBITDA during the period due to the aforementioned reasons and partly offset by no additional investment in Cyberport project.

Up to the end of June 2004, total sales proceeds from Bel-Air were more than sufficient to fund the remaining construction costs of the Cyberport project. Hence, no further equity investment was required from the Group during the period, compared with HK$522 million investment made in the prior period. In August 2004, the first portion of the surplus proceeds was allocated between the Government and PCCW of approximately HK$1,675 million and HK$920 million respectively.

Non-recurring payments for the six months ended June 30, 2003 included Universal Service Contribution refunded to other telecommunications operators and settlement of outstanding disputes with Cable and Wireless plc.

The directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders’ equity position.

Credit Ratings of HKTC

As of June 30, 2004, HKTC maintained its investment grade ratings with Standard & Poor’s Ratings Services (BBB/positive), Moody’s Investors Service (Baa2/stable) and Fitch Ratings (BBB+/stable). Management intends to further reduce the Group’s long-term debt and improve the Group’s credit fundamentals.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance and Management Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing, prudently, the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance and Management Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

CAPITAL EXPENDITURE

Capital expenditure for the six months ended June 30, 2004 was HK$690 million, compared to HK$364 million for the same period in 2003. The majority of capital expenditure was spent on meeting demand for now Broadband TV connections, UK Broadband project, NGFL services, broadband access lines, and data services.

PCCW has made significant investment in its communications network in previous years. This has included the upgrade and expansion of network coverage, and building a platform for broadband and fast developing IP initiatives. Besides on-going core network upgrades, 2004 capital expenditure will include overseas network projects and other new products and services. PCCW will continue to invest prudently, using criteria including internal rate of return, net present value and payback period, depending on the type of business.

CHARGE ON ASSETS

As at June 30, 2004, certain assets of the Group with an aggregate carrying value of HK$160 million (December 31, 2003: HK$4,188 million) were pledged to secure loan and borrowing facilities utilized by the Group. Certain other investments, with an aggregate value of HK$234 million (December 31, 2003: HK$246 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group in 2002. The Group’s interest in Reach was also used to secure the amended 5 percent mandatory convertible note in the principal amount of approximately US$54 million due 2005.

CONTINGENT LIABILITIES

	At June 30, 2004 (Unaudited) HK$ million	At December 31, 2003 (Audited) HK$ million

Performance guarantee	121	130
Others	61	125

	182	255

On April 23, 2002, a writ of summons was issued against HKT, an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$98 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap.

4.   However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses and therefore no provision has been made.

EMPLOYEES

As of June 30, 2004 the Group had approximately 12,400 employees (at December 31, 2003: 12,510). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is generally based on achievement of revenue and EBITDA targets for the Company’s individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

INTERIM DIVIDEND

Since the financial statements for the six months ended June 30, 2004 did not reflect the Court order obtained on August 3, 2004 approving the capital reduction, the directors do not recommend the payment of an interim dividend for the six months ended June 30, 2004 (2003: Nil). However, shareholders are referred to the "OVERVIEW" section above, where it stated that, in the absence of unforeseen circumstances, the directors intend to declare an interim dividend later this year.

OUTLOOK

The Group believes that many of the innovative and aggressive actions it is pursuing are positioning it well to deliver acceptable operating results over the medium-term. The Group will continue with many key initiatives, including: the successful introduction of NGFL services and new broadband services including now Broadband TV.

The Group expects that these actions will help stabilize core revenues, while its new services and expansion beyond Hong Kong will provide more opportunities for growth. Bel-Air sales should continue to have a significant positive impact on the Group’s revenues and cash flows. Management will continue to maintain a regime of strict cost control and further lift operating efficiency.

The Group will continue to press the Hong Kong Government to accelerate the reform of outdated regulatory policies that have unfairly restricted the Company’s ability to compete. Management is cautiously optimistic that our position within the regulatory environment will continue to improve and that the Company will be better able to compete in the market.

The Group will continue to actively increase its presence in mainland China, leveraging its Unihub IT business. In the U.K., the soft launch of our wireless broadband business in the Thames Valley to the west of London has shown encouraging initial results and management will study these results before recommending a way forward with this business.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the six months ended June 30, 2004.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the unaudited interim financial statements of the Group for the six months ended June 30, 2004 and holds regular meetings throughout the year.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) save that non-executive directors of the Company are not appointed for a specific term of office, but are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s articles of association.

PUBLICATION OF INTERIM REPORT ON THE STOCK EXCHANGE’S WEBSITE

The interim report of the Company for the six months ended June 30, 2004 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules in force prior to March 31, 2004, which remain applicable to results announcements in respect of accounting periods commencing before July 1, 2004, under the transitional arrangement, will be published on the Stock Exchange’s website in due course.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, August 26, 2004

Note	a:	EBITDA represents earnings before interest, taxation, depreciation, amortization, gain/loss on disposal of fixed assets, net gains on investments, provisions for impairment losses, restructuring costs, other income and the Group’s share of results of jointly controlled companies and associates. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with accounting principles generally accepted in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note	b:	Net Debt refers to gross long-term debt minus Net Cash[c].

Note	c:	Net Cash is cash and cash equivalents minus short-term borrowings. Pre-sales proceeds from Bel-Air net of monies applied to construction costs of the Cyberport project are excluded.

UNAUDITED CONDENSED CONSOLIDATED INTERIM RESULTS

For the six months ended June 30, 2004 (In HK$ million except for earnings per share)
Note		2004	2003

Turnover	3	10,726	10,726

Operating profit before net gains on
investments, provisions for impairment losses
and restructuring costs		1,993	2,358
Gains on investments, net	4	256	403
Provisions for impairment losses		–	(55)
Restructuring costs		(27)	–

Profit from operations	3	2,222	2,706
Finance costs, net		(995)	(1,026)
Share of results of jointly
controlled companies		(4)	(422)
Share of results of associates		8	18

Profit before taxation	5	1,231	1,276
Taxation	6	(425)	(668)

Profit after taxation		806	608
Minority interests		(1)	95

Profit for the period attributable
to shareholders		805	703

Basic earnings per share	7	14.99 cents	15.11 cents

Diluted earnings per share	7	14.89 cents	14.89 cents

EBITDA		3,178	3,862

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As at June 30, 2004 (In HK$ million)
	At June 30, 2004	At December 31, 2003

Total assets	43,838	44,647
Total liabilities	(50,276)	(52,183)

Net liabilities	(6,438)	(7,536)

Represented by:
Share capital	1,343	1,343
Deficit	(8,620)	(9,182)
Minority interests	839	303

	(6,438)	(7,536)

NOTES:

1.	BASIS OF PREPARATION

The accounting policies adopted in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2003, except that investment in certain subsidiaries acquired and held exclusively with a view to the subsequent disposal in the near future has been accounted for as other investments, details of which are set out in note 2(a).

2.	MATERIAL TRANSACTIONS

(a) On March 5, 2004, the Company and Dong Fang Gas Holdings Limited (“DFG”), a company incorporated in Bermuda and whose shares are listed on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), entered into an agreement (the “Sale and Purchase Agreement”). Pursuant to the Sale and Purchase Agreement, DFG conditionally agreed to purchase the Company’s interest in certain investment properties, the Cyberport project and related property and facilities management companies for an aggregate consideration of HK$6,557 million. Approximately HK$2,967 million of the aggregate consideration was satisfied by the allotment and issue of new shares of DFG, representing approximately 93.42 percent of the increased share capital of DFG following such share issue to Asian Motion Limited (“Asian Motion”), a wholly-owned subsidiary of the Company. The remaining HK$3,590 million was satisfied by the issuance of convertible notes by DFG to the Company entitling the holder to convert the principal amount into new shares of DFG. The Sale and Purchase Agreement became unconditional on May 10, 2004 and DFG was subsequently renamed Pacific Century Premium Developments Limited (“PCPD”). As the Company became the controlling shareholder on completion of the transaction, the transaction has been accounted for as a reverse acquisition and the Company is treated as acquiring a 93.42 percent interest in DFG. The Group recorded a deemed disposal gain of approximately HK$36 million, which was reflected under "net gains on investments" in the unaudited condensed consolidated income statement (see note 4). In addition, goodwill arising on the acquisition of DFG of approximately HK$59 million was recorded, being the excess of the acquisition consideration over the sum of the amounts assigned to identifiable assets acquired less liabilities assumed of DFG. Considering that certain subsidiaries of DFG are acquired and held exclusively with a view to the subsequent disposal in the near future, the investment in certain subsidiaries of DFG is accounted for as other investments and stated at fair value of approximately HK$80 million as at June 30, 2004 and recorded as "investment in unconsolidated subsidiaries" under current assets in the unaudited condensed consolidated balance sheet.

On April 30, 2004, the Company and Asian Motion entered into a placing agreement with Citigroup Global Markets Hong Kong Futures and Securities Limited (the “Placing Agent”), pursuant to which the Placing Agent agreed to procure placees on an underwritten basis for 237 million PCPD shares, at HK$2.65 per PCPD share. The Group’s profits (net of expenses) from the share placing were approximately HK$252 million, which was reflected under "net gains on investments" in the unaudited condensed consolidated income statement (see note 4), and the net proceeds were used for the general working capital purposes of Asian Motion. After the placement, the Company, through Asian Motion, owned approximately 79.99 percent of PCPD. The Stock Exchange granted waivers for the period between May 10, 2004 and August 10, 2004 relating to the compliance with the 25 percent minimum public float requirement for PCPD shares. The Stock Exchange has further granted a conditional waiver of 6 months from August 10, 2004 to PCPD.

(b)	On April 22, 2004, the Company announced the intention to effect a capital reduction by eliminating the entire sum standing to the credit of the Company’s share premium account (the “Capital Reduction”). The credit arising on the Capital Reduction would be applied in writing off the accumulated losses of the Company, while the remaining balance of the credit would be transferred to a special capital reserve to be created by the Company. The Capital Reduction did not involve any reduction in the authorized or issued share capital of the Company nor did it involve any reduction in the nominal value of the ordinary shares of the Company. The Capital Reduction was approved by shareholders at an extraordinary general meeting of the Company held on May 19, 2004 and subsequently was approved by the High Court of Hong Kong Special Administrative Region (the “High Court”) on August 3, 2004, details of which are set out in note 8(c).

(c)	On June 17, 2004, the Company and Telstra Corporation Limited (“Telstra”) agreed to purchase from the syndicate of banks the entire outstanding portion of US$1,200 million of the debt under the amended US$1,500 million syndicated term loan facility to Reach Finance Limited (“RFL”), a wholly-owned subsidiary of Reach Ltd. (“Reach”), for approximately US$310.9 million (approximately HK$2,425 million). The Company’s share of the purchased debt was 50 percent, or approximately US$155.45 million (approximately HK$1,213 million). The purchase was completed on June 18, 2004. This loan receivable from RFL is secured and will be repayable in a single payment on December 31, 2010. Interest on the loan receivable will be suspended for a period of 6 months from June 18, 2004 and no decision has been made between the Company, Telstra and Reach as to the appropriate bases on which interest should be calculated following such period.

In addition, on June 17, 2004, the Company and Telstra agreed to provide Reach with a revolving working capital loan facility with each of the Company and Telstra contributing up to US$25 million (approximately HK$195 million) to this facility. The facility is secured and will be repayable in full by Reach on December 31, 2007. The interest receivable under this facility is London Interbank Offered Rate plus 250 basis points. As at June 30, 2004, no draw down has been made by Reach under this facility.

3.	SEGMENT INFORMATION

An analysis of turnover and contribution to the Group’s results by business segment is set out below:

	Turnover		Profit/(loss) from operations
	Six months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	HK$	HK$	HK$	HK$
	million	million	million	million

Telecommunications
Services (“TSS”)	7,496	8,386	2,266	3,205
Business eSolutions	1,312	1,141	(10)	22
Infrastructure	2,321	1,697	662	42
Others	194	165	(696)	(563)
Elimination	(597)	(663)	–	–

	10,726	10,726	2,222	2,706

4.	GAINS ON INVESTMENTS, NET

	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)
	HK$ million	HK$ million

Net unrealized holding (losses)/gains on other investments	(13)	8
Net realized gains from disposal of investment securities and
other investments	9	11
Provision for impairment of investments	(33)	(44)
Amortization of premium received from equity options	2	10
Gain on termination and amendment of the terms of cross
currency swap contracts	–	418
Gain on deemed disposal of interest in subsidiaries (note 2(a))	36	–
Profit on placement of PCPD shares, net of expenses (note 2(a))	252	–
Dividend income	3	–

	256	403

5.	PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)
	HK$ million	HK$ million

Crediting:
Revenue from properties sold	2,096	1,447
Dividend income from unlisted investment securities	3	–
Gain on disposal of fixed assets	75	–

Charging:
Cost of sales, excluding properties sold	2,738	2,263
Cost of properties sold	1,798	1,412
Depreciation	1,180	1,330
Amortization of intangible assets	80	102
Loss on disposal of fixed assets	–	72
Interest expense on borrowings	910	1,020
Staff costs	1,624	1,704

6.	TAXATION

	Six months ended
	June 30, 2004	June 30, 2003
	(Unaudited)	(Unaudited)
	HK$ million	HK$ million

Hong Kong:
Company and subsidiaries	425	636
Associates and jointly controlled companies	–	32

	425	668

Hong Kong profits tax has been provided at the rate of 17.5 percent (2003: 17.5 percent) on the estimated assessable profits for the period.

7.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the following data:

	For the six months ended
	Jun 30, 2004 (Unaudited)	Jun 30, 2003 (Unaudited)
Earnings (HK$ million)
Earnings for the purpose of basic earnings per share	805	703
Interest on convertible bonds	11	15

Earnings for the purpose of diluted earnings per share	816	718

Number of shares
Weighted average number of ordinary shares for the purpose of
basic earnings per share	5,368,754,074	4,653,754,074
Effect of dilutive potential ordinary shares	112,687,485	169,841,823

Weighted average number of ordinary shares for the purpose of
diluted earnings per share	5,481,441,559	4,823,595,897

8.	POST BALANCE SHEET EVENTS

	(a)	On July 13, 2004, PCCW-HKT Telephone Limited (“HKTC”), an indirect wholly-owned subsidiary of the Company, drew down HK$800 million under a six-year HK$2,000 million revolving loan facility entered into in December 2003.

	(b)	On July 21, 2004, HKTC repaid HK$800 million of the principal amount of the HK$2,800 million seven-year revolving loan facility. On August 23, 2004, HKTC repaid a further HK$800 million under this revolving loan facility.

	(c)	In respect of the Capital Reduction as set out in note 2(b), pursuant to a special resolution passed at an extraordinary general meeting of the Company held on May 19, 2004 and the subsequent order of the High Court made on August 3, 2004, the entire amount of HK$173,464,615,915 then standing to the credit of the share premium account of the Company was cancelled in accordance with the provisions of the Companies Ordinance.

Out of the credit arising from the Capital Reduction, HK$152,932,345,321 was applied to eliminate the accumulated losses of the Company as at June 30, 2004. An undertaking was given by the Company in connection with the Capital Reduction. Pursuant to the undertaking, the balance of HK$20,532,270,594 of the credit arising from the Capital Reduction and any sum received by the Company in respect of its investments against which provision for impairment loss or diminution in value had been made up to June 30, 2004 (or, in the case of a revaluation or disposal of any of such investment, sums revalued or realized in excess of the written down value of the relevant investment as at June 30, 2004) up to an aggregate amount of HK$152,932,345,321 shall be credited to a special capital reserve in the accounting records of the Company. While any debt or liability of, or claim against, the Company at the date of the Capital Reduction remains outstanding and the person entitled to the benefit thereof has not agreed otherwise, the special capital reserve shall not be treated as realized profit and (for so long as the Company remains a listed company) shall be treated as an undistributable reserve for the purposes of section 79C of the Companies Ordinance. The undertaking, however, is subject to the following provisions:-

(i) the amount standing to the credit of the special capital reserve may be applied for the same purposes as a share premium account may be applied or may be reduced or extinguished by the aggregate of any increase in the Company’s issued share capital or share premium account resulting from an issue of shares for cash or other new consideration or upon a capitalization of distributable reserves after the date of the Capital Reduction;

(ii)	an amount of up to HK$20,532,270,594 of the special capital reserve may be applied by the Company for the purpose of eliminating any loss sustained after June 30, 2004, provided that if subsequent to the elimination any of the Company’s investments against which provision for impairment loss or diminution in value has been made for the period respecting the loss shall be revalued in excess of their written down value at the end of that period or realized for a sum in excess of such written down value, or any sum is received by the Company in respect of such investment, then a sum equal to the amount of the revaluation or the sum realized in excess of the written down value or the sum received by the Company in respect of such investment as aforesaid up to an aggregate amount of HK$20,532,270,594 or the total amount of the non-permanent losses sought to be eliminated (whichever is less) shall be re-credited to the special capital reserve; and

(iii)	upon the coming into force of one or more guarantees to be issued by Standard Chartered Bank (HK) Limited in the form scheduled to the undertaking, the Company will be released from the undertaking to the extent of an amount equal to the sum so guaranteed less the fees and expenses incurred in issuing the relevant guarantee(s), with the result that such amount of the special capital reserve would thereby become distributable.

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE; LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor;
Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

Forward-Looking Statements

This announcement contains certain forward-looking statements. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW’s current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in PCCW’s reports furnished to or filed with the United States Securities and Exchange Commission, including, but not limited to, PCCW’s report on Form 6-K containing this announcement and certain sections of PCCW’s 2003 Annual Report on Form 20-F.

Item 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

The Group from time to time enters into transactions with the CTC Group relating to the Services. Details of these transactions have been described in the Company’s announcement dated February 9, 2004. It is anticipated that the Group will continue to enter into such transactions on a regular basis. Under the Listing Rules, these transactions will constitute connected transactions under Rule 14A.34 of the Listing Rules, and details of these transactions will be included in the Company’s next published annual report and accounts under Rule 14A.46 of the Listing Rules.

Terms used in this announcement are defined in the last paragraph of this announcement headed “Definitions”.

CONNECTED TRANSACTIONS

Reference is made to the announcement of the Company dated February 9, 2004 in relation to the provision of the Services by the Group to the CTC Group.

Unihub is a 50%:50% equity joint venture established in the PRC by Unihub Global Network Technology (China) Limited, an indirect non wholly-owned subsidiary of the Company, and China Huaxin, a wholly-owned subsidiary of CTC. Unihub is an indirect non wholly-owned subsidiary of the Company because the Company indirectly controls the composition of a majority of the board of directors of Unihub.

CTC is regarded as a connected person of the Company because: (i) China Huaxin, a wholly-owned subsidiary of CTC, is a substantial shareholder of Unihub, a non wholly-owned subsidiary of the Company; and (ii) CTC is an associate of China Huaxin. Accordingly, members of the CTC Group are connected persons (as defined in the Listing Rules) of the Company and transactions between the Group and the CTC Group will constitute connected transactions for the Company under the Listing Rules.

The Group from time to time enters into transactions with the CTC Group relating to the Services. Details of these transactions with an aggregate value of RMB144,209,889.65 (approximately HK$136,047,064) have, where applicable, been described in the Announcements. The aggregate value of these transactions from January 1, 2004 to August 1, 2004 was approximately RMB411,508,131 (approximately HK$388,200,000).

While the transactions between the Group and the CTC Group will depend on the respective business requirements of the Group and the CTC Group, it is anticipated that the Services to be provided by the Group to the CTC Group will be on a regular basis.

The consideration for each of the Transactions will be a fixed sum set out in the agreement between the parties for a fixed term not more than 3 years, settled by way of cash and determined by arm’s length negotiations between the parties with reference to (i) the estimated costs of the provision of the relevant Services to the CTC Group; and (ii) if applicable, the estimated costs of the relevant hardware equipment and the resources to be incurred by the Group for installing the same.

The Transactions will constitute connected transactions under Rule 14A.34 of the Listing Rules which will only be subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and no shareholders' approval will be required if the aggregate value of the Transactions on an annual basis does not exceed 2.5% of each of the percentage ratios (other than profits ratio) under Rule 14.07 of the Listing Rules. Details of the Transactions will be disclosed in the Company’s next published annual report and accounts under Rule 14A.46 of the Listing Rules.

The relevant amount calculated pursuant to Rule 14.07 would be approximately HK$563,000,000 ("the Annual Cap") which represents an amount less than 2.5% of the Company’s revenue for the financial year ended December 31, 2003. The Annual Cap has been determined by reference to the nature and value of the transactions with the CTC Group for the financial year ended December 31, 2003 and during the period from January 1, 2004 to August 1, 2004, and the existing scale and operation of the Group’s business within the PRC. The Company will comply with the requirements under Rule 14A.36 of the Listing Rules if the aggregate value of the Transactions during each of the three financial years ending December 31, 2006 exceeds the amount of HK$563,000,000, or such other amount as calculated pursuant to Rule 14.07 based on the financial information for the relevant year.

REASONS FOR THE TRANSACTIONS

The Company is one of Asia’s leading integrated communications companies and provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet services); business e-solutions; data centers and related infrastructure. The Company provides the Services principally through its subsidiaries (including Unihub which was established primarily to provide solutions and services in relation to the management of information systems and application solutions in the PRC). A major part of Unihub’s business plan is the development, production and sale of information technology, systems and products that support the provision of a variety of telecommunications services within the PRC.

The CTC Group is the telecommunications provider of wireline telephone, data, Internet and leased line services nationwide throughout the PRC.

It is considered that the Transactions will be consistent with the commercial objectives of the Group and it is anticipated that the Transactions will further strengthen the Group’s position as a provider of the Services within the PRC.

The Directors believe that the Transactions will be entered into in the ordinary and usual course of business of the Company, on normal commercial terms and will be in the interests of the Company and are of the view that the terms of the Transactions and the Annual Cap will be fair and reasonable so far as the shareholders of the Company are concerned.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Announcements”	the announcements of the Company dated September 16, 2003, September 19, 2003, September 24, 2003, November 4, 2003 and December 31, 2003 respectively in relation to transactions between the Group and the CTC Group

“associates”	has the meaning given to that term under the Listing Rules

“China Huaxin”	China Huaxin Post and Telecommunications Economy Development Centre, a company established under the laws of the PRC

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability and listed on the Stock Exchange with American Depositary Receipts listed on the New York Stock Exchange, Inc.

“CTC”	China Telecommunications Corporation, a joint stock limited company established under the laws of the PRC

“CTC Group”	CTC and its subsidiaries and associates

“Directors”	the directors of the Company, including independent non-executive directors

“Group”	the Company and its subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China

“Services”	services provided and to be provided by the Group relating to solutions and system integration services, project management, advisory, training, application development, design, maintenance and implementation services, equipment and equipment installation products and services that support a variety of telecommunications products and services within the PRC, voice and data communication products and services (including without limitation to bandwidth service), and the acquisition or sale or delivery of international and associated domestic connectivity products and services and/or telephone traffic minutes of use

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transactions”	the proposed transactions relating to the provision of the Services by the Group to the CTC Group mentioned in this announcement

“Unihub”	Unihub China Information Technology Company Limited, a company established under the laws of the PRC

By Order of the Board
    Hubert Chak
Company Secretary

Hong Kong, August 27, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena;
Chung Cho Yee, Mico; Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta